

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via E-mail
George E. Strickler
Executive Vice President, Chief Financial Officer and Treasurer
Stoneridge, Inc.
9400 East Market Street
Warren, OH 44484

> **Re: Stoneridge, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-13337**

Dear Mr. Strickler:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you conducted a private offering in the amount of $16.5 million in January of 2012. Please advise why you have not included a section and described this offering in the recent sales of unregistered securities section or the Form 10-Q for the quarter ended March 31, 2012. Refer to Item 701 of Regulation S-K.

Business, page 1

2. We note your disclosure on pages 3 and 53 relating to your obligation to fulfill your customers' purchasing requirements for the entire production life of the vehicles. Please confirm that in your future filings you will revise your Business and MD&A sections to disclose whether pricing pressures from vehicle manufacturers have materially affected your operating results.

Item 1A. Risk Factors, page 7

3. We note your disclosure in the first paragraph of this section that you included "some of the principal risks and uncertainties that may affect [your] business." All material risks should be discussed in this section. Please confirm that in your future filings, you will revise this paragraph to clarify that you have discussed all known material risks.

Covenants in our credit facility, page 11

4. In your future filings, please revise this risk factor and MD&A section to disclose whether covenants of your credit facility are acting to restrict your financing flexibility.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Net Income (Loss) Per Share, page 55

5. You disclose the number of performance-based restricted common shares outstanding in each period presented that were not included in the computation of diluted per share amounts of those periods because not all vesting conditions had been achieved by the end of the respective periods. Please explain to us your consideration of Accounting Standards Codification 260-10-45-28A, 45-31 and 45.32, and how your treatment complies with these provisions.

Note 5: Income Taxes, page 60

6. You disclose that excluding the tax on the PST gain, 2011 tax expense increased compared to 2010 due to improved performance of your European operations. It appears that the results of your Mexico operations decreased significantly in 2011 compared to 2010, but it is not clear how this affected the tax provision. Please explain to us and disclose as appropriate how the results of your Mexico operations are reflected in your tax provision.

7. You disclose that the valuation allowance represents the amount of tax benefit related to U.S., state and foreign net operating losses, credits and other deferred tax assets that will more likely than not be unrealized. However, you further disclose that you believe that you should ultimately generate sufficient U.S. taxable income during the remaining tax loss and credit carry forward periods in order to realize substantially all of the benefits of the net operating losses and credits before they expire. This latter statement appears to contradict the need for the valuation allowance. Please clarify for us the basis for a valuation allowance and its amount at December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Max Webb at (202) 551-3755 with any other questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief